EXHIBIT 99.1

NOVADAQ to Release Third Quarter 2016 Financial Results on  November 2, 2016—Conference Call to Follow

TORONTO, Oct. 20, 2016 (GLOBE NEWSWIRE) -- NOVADAQ Technologies Inc. ("NOVADAQ" or the “Company") (NASDAQ:NVDQ) (TSX:NDQ), the leading developer and provider of clinically relevant fluorescence imaging solutions for use in surgical and diagnostic procedures, will announce financial results for the third quarter of 2016 after market close on Wednesday, November 2, 2016.

NOVADAQ President and Chief Executive Officer, Rick Mangat and Chief Financial Officer, Roger Deck, will host a conference call at 4:30 p.m. ET to review the financial results and discuss business developments in the period.

Q3 2016 Results Conference Call Details:

Date:	Wednesday, November 2, 2016
Time:	4:30 p.m. ET
Live Call:	1-866-320-0174 within Canada and the United States (U.S.)
1-785-424-1631 outside of Canada and the U.S.
Replay:	1-877-481-4010 within Canada and the U.S.
1-919-882-2331 outside of Canada and the U.S.
Replay ID: 10122

The call will also be broadcast live and archived on the Company's website at novadaq.com under the "Events" tab in the Investor's section. A replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on NOVADAQ's website.

About NOVADAQ Technologies Inc.

NOVADAQ’s global mission is to enable physicians with point-of-care imaging solutions that provide real time clinically significant and actionable information to improve care quality and lower healthcare costs. Using NOVADAQ’s SPY fluorescence imaging technology, physicians can personalize therapy and achieve optimal results through the precise visualization of blood flow in vessels, micro-vessels, tissue perfusion and critical anatomical structures during the course of treatment. SPY technology enables the delivery of personalized therapies and the achievement of the optimal results for each individual patient. More than 220 peer-reviewed publications demonstrate that the use of SPY technology will reduce post-procedure complication rates and the cost of care for a broad variety of surgical treatments for cancer, cardiovascular diseases and other conditions, helping to ensure that patients benefit from the very best possible treatment and outcome.

SPY Imaging Systems are U.S. Food and Drug Administration 510(k) cleared, Health Canada licensed, CE Marked and registered worldwide for use in multiple surgical specialties and medical applications. The endoscopic version of SPY technology, known as PINPOINT, combines the fluorescence imaging capabilities of SPY with the high definition visible light visualization to establish a new standard in the quality and performance of minimally invasive surgery. NOVADAQ’s LUNA System is used to visualize blood flow and tissue perfusion while treating patients with atherosclerotic cardiovascular disease that impairs blood flow to the extremities and increases the risk for the development of complications such as acute and chronic non-healing wounds and limb loss. NOVADAQ is the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOVADAQ, SPY, PINPOINT, LUNA and the illumination square design are registered trademarks of Novadaq Technologies Inc. LifeNet Health and DermACELL are registered trademarks of LifeNet Health.

For more information, please contact:

Roger Deck
Chief Financial Officer
1-905-629-3822 ext. 206
rdeck@novadaq.com